Exhibit 99.1

SuperCom Reports Record Annual Revenue with 66% Organic Growth and 200% Gross Margin Improvement for Full Year 2017

93% Organic Revenue Growth in the Fourth Quarter of 2017.

Herzliya, Israel, May 14, 2018 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-government, public safety, healthcare, and finance sectors, reported results for the fourth quarter and twelve months ended December 31, 2017.

Twelve-Months Ended December 31, 2017 Financial Highlights (Compared to the Prior Year Period)

•	Non-GAAP revenue, increased 73% to record $34.6 million from $20.0 million

•	Revenue increased 66% to record $33.3 million from $20.0 million

•	Revenue growth across all three business segments: e-Gov, IoT and Connectivity, and Cyber Security

•	Revenue growth across all of the company’s major geographic markets: Africa, Europe, Latin America, U.S., Israel and Asia Pacific

•	Steady-state recurring revenue reached a record level, increasing 41% to approximately $24 million from approximately $17 million

•	Non-GAAP gross margin increased by 170% to 45.5% from 16.9%

•	Non-GAAP gross profit increased 350% to $15.1 million from $3.4 million

•	Research and development, sales and marketing, and general and administrative expenses as a percentage of total revenue decreased to 22%, 24% and 18% respectively, in 2017, from 34%, 50% and 36% respectively, in 2016

•	EBITDA increased to $188,000 compared to an EBITDA loss of $(6.6) million

•	Non-GAAP net loss totaled $(2.2) million or $(0.14) per share, an improvement from non-GAAP net loss of $(7.8) million or $(0.52) per share

Fourth Quarter 2017 Financial Highlights (Compared to the Same Year-Ago Period)

•	Non-GAAP revenue, increased 130% to $9.2 million from $4.0 million in the same year-ago quarter

•	Revenue increased 93% to $7.8 million from $4.0 million in the same year-ago quarter

•	Non-GAAP gross margin increased to 31.9% from (23.1%) in the same year-ago quarter

•	Non-GAAP gross profit increased to $2.9 million from a gross loss of ($0.9) million in the same year-ago quarter

•	Research and development, sales and marketing, and general and administrative expenses as a percentage of revenue decreased to 24%, 27% and 22% respectively, from 28%, 47% and 38% respectively, in the same year-ago quarter

•	EBITDA loss improved to $(1.2) million compared to an EBITDA loss of $(3.7) million in the same year-ago quarter

•	Non-GAAP net loss improved to $(2.1) million or $(0.14) per share from non-GAAP net loss of $(4.1) million or $(0.28) per share in the same year-ago quarter

Fourth Quarter 2017 and Recent Operational Highlights by Business Segment:

e-Gov:

•	In April 2018, signed a new contract worth approximately $4 million in value with an existing national government customer in Africa. Built around SuperCom's Magna platform, the deployment will allow for quick expansion of additional e-Gov modules, which would lead to potential increases in the overall contract size. The majority of the new contract is expected to be recognized over the next two years and will grow SuperCom's steady-state recurring revenues.

•	In early 2018, announced the company is developing various cryptocurrency capabilities for its SuperPay secure mobile money suite. Upon completion, SuperPay users will be able to purchase and sell Bitcoin, Ethereum and other cryptocurrencies through the suite.

IoT and Connectivity:

•	In October 2017, began the deployment of PureSecurity Electronic Monitoring (EM) Suite for GPS and home detention offender tracking and monitoring in Tennessee. SuperCom has already received initial orders under the agreement as well as follow-on orders, which should continue to ramp up over time. The project is billed at a per-unit daily rate and is already generating steady-state recurring revenues.

•	In November 2017, announced the deployment of PureSecurity EM Suite in Atlanta, Georgia. The project has already received initial and follow-on orders and also began generating steady-state recurring revenues before year end 2017.

•	In November 2017, selected by the national government of Bulgaria to deploy PureSecurity EM Suite. The comprehensive nationwide program is expected to initially monitor 250 enrollees simultaneously.

•	In December 2017, secured a contract to provide PureSecurity EM Suite in Western Kentucky. SuperCom has already completed the initial deployment and began generating steady-state recurring revenue.

•	In January 2018, secured an additional contract to provide PureSecurity EM Suite in Idaho.

•	In March 2018, secured an additional contract to provide PureSecurity EM Suite in South Carolina.

•	In April 2018, secured an additional contract to provide PureSecurity EM Suite in eastern Texas to an established service provider.

•	In April 2018, awarded a $7 million project with the national government of Sweden to deploy PureSecurity EM Suite.

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•	Continued sales of Alvarion Wi-Fi technology in the U.S. and globally, as well as gaining traction securing new purchase orders with distributors and integrators, which have expanded its multi-million-dollar pipeline.

Cyber Security:

•	Continued progress in the development of new advanced cyber security products, adding more capabilities, including anti-malware to be incorporated into the Safend cyber security platform. Also began the process of piloting features to new customers in the U.S. and Europe.

•	Safend concluded 2017 with a greater than 90% retention rate in the U.S., driven by sustained customer satisfaction and continued technological improvements.

Management Commentary

“2017 was a banner year for SuperCom, highlighted by a dramatic transformation in our financial performance as well as growth across all of our strategic business segments and major geographic markets globally,” said Arie Trabelsi, President and CEO of SuperCom. “Thanks to the successful integration efforts of the previous year’s acquisitions, we were able to generate record annual revenue, while also optimizing our costs in certain key areas of our business leading to a greater than 400% increase in gross profit. In the fourth quarter specifically, we grew our revenue 93% over the prior year, while also significantly reducing our expenses as a percentage of total revenue across the board.”

“Operationally, we have continued to execute on our growth strategy across all our business segments. In our e-Gov division, we secured an eight-year contract with Iceland for an ePassport and National ID Card system back in September. And more recently, we signed a new contract with an existing national government customer in Africa, representing approximately $4 million in value and expected to increase our steady-state recurring revenue. This contract is in addition to other recent large-scale e-Gov deployments in Africa, which have already transitioned to steady-state and are generating recurring revenue that contributed to our improved performance. Within our IoT division, we continue to win new business in the U.S. and globally. In fact, we have announced additional wins in six locations in the last few months alone and have 11 EM deployments currently ongoing globally. And in our Cyber Security division, we ended the year with a greater than 90% retention rate in the U.S., thanks to both sustained customer satisfaction as well as continued technological improvements.”

“Moving forward, we are increasingly confident in our prospects for the current year and beyond. As we have now been able to demonstrate consistently over the course of a full year, placing an emphasis on certain key areas within our business can lead to long-term revenue expansion and a solid foundation to reliably and successfully scale our operations. Additionally, we are focused on growing our margins to greater levels by winning new business and transitioning our various ongoing deployments into consistent steady-state recurring revenue generators. In all, our ultimate goal continues to be the creation of sustainable and profitable growth and value for our shareholders for the many years ahead.”

Conference Call

The company will hold a conference call today (May 14, 2018) at 10:00 a.m. Eastern time (7:00 a.m. Pacific time / 5:00 p.m. Israel time) to discuss these results and financial outlook.

SuperCom management will host the call, followed by a question and answer period.

U.S. toll-free: 1-800-289-0438

Israel toll-free: 972-1809-212-883

International: 1-323-794-2423

Conference ID: 7892404

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

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About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

SuperCom Corporate Contact:

Ordan Trabelsi, President, Americas

Tel: 1-212-675-4606

ordan@supercom.com

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 23, 2016. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

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[Tables to follow]

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2017	2016
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	1,037	1,708
Restricted bank deposits	1,063	1,110
Trade receivable, net	12,456	10,310
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	2,698	2,500
Inventories, net	4,876	5,492

Total current assets	27,413	26,403

LONG-TERM ASSETS
Severance pay funds	319	282
Deferred tax long term	4,505	4,223
Customer Contracts	3,640	4,684
Software and other IP	5,006	5,987
Other Asset, net	5,071	3,230
Goodwill	7,026	7,026
Property & equipment, net	1,218	1,638
Total long-term assets:	26,785	27,070

Total Assets	54,198	53,473

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CURRENT LIABILITIES
Short-term Bank credit	292	-
Trade payables	5,838	3,958
Employees and payroll accruals	4,910	2,948
Related parties	61	56
Accrued expenses and other liabilities	3,739	3,497
Deferred revenues ST	1,661	1,633
Short-term liability for future earn-out	1,163	679

Total current liabilities	17,664	12,771

LONG-TERM LIABILITIES

Long-term bank loan	446	-
Accrued severance pay	585	453
Related Parties	2,082	-
Deferred tax liability	49	156
Deferred revenues	518	423
Long-term liability for future earn-out	147	946

Total long-term liabilities	3,827	1,978

SHAREHOLDERS' EQUITY:
Ordinary shares	1,026	1,024
Additional paid-in capital	82,157	81,515
Accumulated deficit	(50,476)	(43,815)

Total shareholders' equity	32,707	38,724

Total liabilities and equity	54,198	53,473

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Twelve months ended December 31,
	2017	2016
	Unaudited	Unaudited

REVENUES	33,264	20,025
COST OF REVENUES	(20,351)	(17,461)

GROSS PROFIT	12,913	2,564

OPERATING EXPENSES:
Research and development	7,238	6,718
Selling and marketing	8,099	9,970
General and administrative	6,113	7,277
Other expense (income), net	(2,021)	713
Gain on Bargain Acquisition	-	(10,515)

Total operating expenses	19,429	14,163

OPERATING LOSS	(6,516)	(11,599)
FINANCIAL EXPENSES, NET	538	303

LOSS BEFORE INCOME TAX	(7,054)	(11,902)
INCOME TAX BENEFIT (EXPENSE)	393	(2,091)

NET LOSS FOR THE PERIOD	(6,661)	(13,993)

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Twelve months ended December 31,
	2017	2016
	Unaudited	Unaudited

GAAP revenue	33,264	20,025
Realization of Deferred Revenue	1,384	-

Non-GAAP revenue	34,648	20,025

GAAP gross profit	12,913	2,564
Amortization of Software and IP	615	544
Stock-based compensation expenses	217	267
Realization of Deferred Revenue	1,384	-

Non-GAAP gross profit	15,129	3,375

GAAP Operating Loss	(6,516)	(11,599)
Amortization of Software and IP	738	632
Amortization of Customer Contracts and Brand	1,341	1,437
Stock-based compensation expenses	631	924
Restructuring Costs related to newly acquired operations	-	340
Foreign Currency Loss	1,729	164
Expense related transaction DD	111	165
Expenses for doubtful debt	327	438

Non-GAAP operating Loss	(1,666)	(7,499)
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GAAP net Loss	(6,661)	(13,993)
Amortization of Software and IP	738	632
Amortization of Customer Contracts and Brand	1,314	1,437
Stock-based compensation expenses	631	924
Restructuring Costs related to newly acquired operations	-	340
Foreign Currency Loss	1,729	164
Expense related transaction DD	111	165
Expense for doubtful debts	327	438
Income tax expense(benefit)	(393)	2,091

Non-GAAP net Loss	(2,204)	(7,802)

NET LOSS FOR THE PERIOD	(6,661)	(13,993)
Income tax expense (benefit)	(393)	2,091
Financial expenses (income), net	538	303
Foreign Currency Loss	1,729	164
Depreciation, amortization and stock-based compensation expenses	4,537	3,929
Restructuring Costs related to newly acquired operations	-	340
Expense for doubtful debt	327	438
Expense related transaction DD	111	165
EBITDA *	188	(6,563)

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	3 months ended December 31,
	2017	2016
	Unaudited	Unaudited

REVENUES	7,797	4,036
COST OF REVENUES	6,483	5,368

GROSS PROFIT (LOSS)	1,314	(1,332)

OPERATING EXPENSES:
Research and development	1,902	2,607
Selling and marketing	2,104	2,965
General and administrative	1,720	1,906
Other expenses	383	2,454
Gain on Bargain Acquisition	-	(5,556)

Total operating expenses	6,109	4,376

OPERATING LOSS	(4,795)	(5,708)
FINANCIAL EXPENSES, NET	105	117

LOSS BEFORE INCOME TAX	(4,900)	(5,825)
INCOME TAX EXPENSES (BENEFIT)	(282)	3,529

NET LOSS FOR THE PERIOD	(4,618)	(9,354)

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	3 months ended December 31,
	2017	2016
	Unaudited	Unaudited

GAAP revenue	7,797	4,036
Realization of Deferred Revenue	1,384	-

Non-GAAP revenue	9,181	4,036

GAAP gross profit	1,314	(1,332)
Realization of Deferred Revenue	1,384	-
Amortization of Software and IP	154	325
Stock-based compensation expenses	64	76
Non-GAAP gross profit	2916	(931)

GAAP operating Loss	(4,795)	(5,708)
Amortization of Software and IP	185	208
Amortization of Customer Contracts and Brand	344	364
Stock-based compensation expenses	154	215
Foreign Currency Loss	1,729	164
Expense related transaction DD	111	36
Expense for doubtful debt	327	1,238
Non-GAAP operating Loss	(1,945)	(3,483)
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GAAP net Loss	(4,618)	(9,354)
Amortization of Software and IP	185	208
Amortization of Customer Contracts and Brand	344	364
Stock-based compensation expenses	154	215
Foreign Currency Loss	1,729	164
Expense related transaction DD	111	36
Expense for doubtful debt	327	700
Income tax expense (benefit)	(282)	3,529
Non-GAAP net Loss	(2,050)	(4,138)

Non-GAAP EPS	(0.14)	(0.28)

NET LOSS FOR THE PERIOD	(4,618)	(9,354)
Income tax expenses (benefit), net	(282)	3.529
Financial expenses (income), net	105	67
Depreciation, amortization and stock-based compensation expenses	1,421	1,141
Foreign Currency Loss	1,729	164
Expense related transaction DD	111	36
Expense for doubtful debt	327	700
EBITDA *	(1,207)	(3,717)

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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